UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 1, 2004
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

The following document is being submitted herewith:

•	Press Release dated October 4, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: November 1, 2004	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

Not for distribution to U.S. newswire services or for dissemination in the U.S.

NEWS RELEASE

Enbridge closes sale of AltaGas Trust Units

CALGARY, Alberta, October 4, 2004 — Enbridge Inc. today announced that it has closed the sale of 4,800,000 Trust Units of AltaGas Income Trust (“AltaGas”) to a group of Canadian underwriters at a price of $19.85 per unit. Enbridge has realized net proceeds of approximately $95 million and recorded a pre-tax gain of approximately $36 million.

Enbridge no longer holds any interest in AltaGas. Together with the sale of 13,397,500 AltaGas Trust Units that closed in August of 2004, Enbridge has realized aggregate net proceeds of approximately $345 million and recorded a pre-tax gain of approximately $120 million from the sale of its investment in AltaGas.

The underwriting syndicate was led by Scotia Capital Inc., CIBC World Markets Inc. and RBC Capital Markets, and included BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited.

Enbridge Inc. is a leader in energy delivery in North America. Enbridge owns and operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system, and Canada’s largest natural gas distribution company, providing gas to 1.7 million customers in Ontario, Quebec, New Brunswick and New York State. The Company also is involved in international energy projects, and the natural gas transmission and midstream businesses. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol “ENB”.

Enbridge contacts:

Investment community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com	Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com